EXHIBIT 99.9

Contact
Michael R. Levin
847.830.1479
m.levin@comcast.net

FOR IMMEDIATE RELEASE

Rx Investor Value Slate of Stockholder-Nominated Directors Elected to Board of Directors at HealthWarehouse.com

Stockholders Elect All Four Nominees on RIVC's Slate to HEWA Board of Directors Based on Preliminary Voting Results

CINCINNATI – (September 7, 2016) – Rx Investor Value Corporation (RIVC), a stockholder of HealthWarehouse.com, Inc. (OTCQB: HEWA), announced that preliminary vote totals substantiate that at the recently-concluded Annual Meeting of Stockholders held on September 2, 2016, stockholders elected all four of RIVC's nominees to the HEWA Board of Directors by a substantial margin over the incumbent directors.
Healthwarehouse.com is a retail mail-order pharmacy and healthcare e-commerce company that sells prescription and over-the-counter pharmaceuticals online.

In July, 2016, RIVC, a group of independent HEWA investors, nominated four independent directors for election to the Board.

According to the preliminary voting results, stockholders cast approximately 45.4 million votes, representing over 94% of the approximately 48.2 million eligible votes. Of these votes, each of the stockholder-sponsored nominees received over 23.3 million votes, or more than 51% of the total votes cast at the meeting. In contrast, the highest number of votes received by any incumbent director was less than 21.8 million votes, or 48% of the number of votes cast. After subtracting votes held by HEWA affiliates (including officers, directors, HEWA's senior lender and family members and affiliates of these persons, and including approximately 4.5 million shares the Board granted the day before the record date), non-affiliates voting for the incumbent directors represented only 12.6% of the total votes cast at the meeting.  As a result, non-affiliate stockholders voted for the RIVC supported nominees over the incumbent directors by a more than four to one margin.
"We are elated that stockholders agree with our vision and plan for HEWA," said Jeff Holtmeier, a stockholder in HEWA, a director nominee, and together with Rob Smyjunas, one of the co-founders and officers of RIVC. "The outstanding stockholder turnout resulted from our fellow HealthWarehouse.com investors' careful consideration of the issues. Our independent director candidates received over four times the number of non-affiliate votes than the incumbent directors. We are encouraged that the stockholders have sent such a resounding message of support for our efforts to drive meaningful change at HEWA, bring true accountability to HEWA leadership, and restore stockholder value. We have a tremendous amount of work ahead to transform HEWA, and think the new directors represent the right combination of business experience and online pharmacy expertise to get us there. We look forward to working with shareholders to turn around HEWA, and invite input from all shareholders as we begin this process."
In addition to Holtmeier, stockholders also elected Mark Scott, Brian Ross and Dr. Stephen Weiss to the Board. Subject to certification of the final results by the independent inspector of elections, the new directors begin their terms immediately and will serve through the HEWA 2017 Annual Meeting of stockholders.
 "The conclusion of this proxy contest marks not an end but a beginning. We look forward to working collaboratively with HEWA's hardworking, dedicated and talented employees to set the company on a course to improve performance and restore stockholder value. HEWA has tremendous potential value and we are confident there is much we can and will do to refocus it and steer it in a new strategic direction."
Advising RIVC on this project were Michael R. Levin (strategy), Thomas W. Bosse (strategy and legal), and F. Mark Reuter of Keating Muething & Klekamp (legal). Okapi Partners served as proxy solicitor for RIVC.

"We appreciate the invaluable advice from Mike Levin, Tom Bosse, and Mark Reuter," continued Holtmeier. "The team at Okapi Partners, including Bruce Goldfarb, Michael Fein, Teresa Huang and Chuck Garske, contributed significantly to this favorable outcome for all HEWA stockholders."
About Rx Investor Value Corporation
Rx Investor Value Corporation ("RIVC") is an entity formed by Rob Smyjunas and Jeffrey Holtmeier to promote positive change and protect the investments of stockholders in HealthWarehouse.com.  In July 2016, RIVC nominated four candidates for election at the Company's 2016 Annual Meeting of Stockholders.  RIVC then joined similarly motivated stockholders in a group, and filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy card in connection with the Company's 2016 Annual Meeting of Stockholders.  Further information about RIVC can be found in the Definitive Proxy materials on file with the SEC, and at RIVC's website at www.Rxinvestors.com.

Cautionary Statement Regarding Opinions and Forward-Looking Statements
Certain information contained herein constitutes "forward-looking statements" with respect to HealthWarehouse.com, Inc. which can be identified by the use of forward-looking terminology such as "may," "will," "seek," "should," "could," "expect," "anticipate," "project," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Rx Investor Value Corporation ("RIVC") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. RIVC reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. RIVC disclaims any obligation to update the information contained herein. RIVC may purchase additional HEWA shares or sell all or a portion of its shares or trade in securities relating to such shares.